FLINT INT’L SERVICES, INC

5732 HWY 7 West, Unit 15

Vaughn, ON L4L 3A2

(877) 439-3001

September 29, 2011

Mr. Reid S. Hooper

Mr. Larry Spirgel

Ms. Sharon Virga

Ms. Ivette Leon

U.S. Securities & Exchange Commission

100 F Street NE

Washington, DC 20549

RE: Flint Int’l Services, Inc.

Registration Statement on Form F-1

File No. 333-174224

Dear Mr. Hooper, Mr. Spirgel, Ms. Virga and Ms. Leon:

Following are responses to your comment letter dated June 8, 2011.

Prospectus Summary, page 2

1)                  Question

Revise to discuss the negotiations leading up to the merger/re-domestication and the reasons why the parties chose this particular transaction. In addition, identify and explain the particular roles played by any individuals or entities in arranging or facilitating the transaction. Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles.

Answer (page 2)

We have added disclosure describing the transaction, the reasons for it and the parties that facilitated the transaction.

2)                  Question

Clarify that Mr. Hiebert will be selling shares on behalf of the company (as opposed to his own shares). Include disclosure that he will not be compensated for his role in connection with this offering and the exemption from broker-dealer registration that he will be relying on.

Answer (page 2)

We note your comment and have noted that Mr. Hiebert will not compensated for his role in connection with this offering and that as a smaller reporting company he is exempt from the broker-dealer registration requirement.

3)                  Question

We note your risk factor disclosure on page six. Revise the prospectus summary to disclose that funds received from the offering before the minimum amount is reached, will be held in a company safe, rather than a non-interest bearing bank account, and as a result will be subject to company creditors and other risks of loss.

Answer (page 2)

We note your comment and have amended the prospectus summary to disclose that before the minimum amount is reached, the funds could be subject to company creditors and other risks of loss.

4)                  Question

Given that your auditors have raised substantial doubt to your ability to continue as a going concern, quantify that amount of funding you will need to raise over the next 12 months to continue as a business. Include this disclosure in your Management’s Discussion and Analysis as well. We note your disclosure on page 18 that if the minimum amount is raised, it will assist in meeting your liquidity needs for the next 12 months..

Answer (page 2)

Over the next 12 months, we believe that we will need to raise approximately $26,000 to continue as a going concern provided our cash flow from operations remains break-even. The $26,000 is broken down as follows and can be cross-referenced to the Use of Proceeds on Page 14.

$
Marketing & Promotions	3,000
Supplies & Travel	4,000
General Corporate Overhead	3,000
Legal and Accounting	6,000
Other Offering Expenses	10,000
TOTAL	26,000

5)                  Question

Revise to include a brief discussion of how you intend to use the proceeds of this offering.

Answer (page 2)

We intend to use the proceeds of this offering to build our business through hiring of new sales personnel, the purchase of new equipment / web-site enhancements and aggressive marketing through new campaigns to new and existing markets. Please refer to the Use of Proceeds section on page 14 for additional detail ..

Summary Financial Data, page 3

6)                  Question

Please revise to provide the selected historical financial data for the years ended December 31, 2008 and 2007 as well. Refer to Item 3.A of Form 20-F..

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Answer (page 3)

We note your comment and have included the selected data for December 31, 2008 and 2007 as well as June 30, 2011.

Risk Factors, page 3

7)                  Question

Please include a risk factor to discuss that you may not be able to absorb the costs of being a public company.

Answer (page 6)

We note your comment and have added a risk factor noting that we may not be able to absorb the costs of being a public company.

8)                  Question

We note your disclosure on page 12 related to your industry and competitors. Include a risk factor discussing that your customers typically "sign on" for one project at a time rather than entering into an agreement related to multiple projects. Describe any uncertainty this may bring to your business and results of operations.

Answer (Page 6)

We have added the following risk factor related to our customers typically signing up for one project rather than multiple projects.

Our customers generally "sign on" for one project at a time rather than entering into an agreement related to multiple projects. This lack of continual revenue leads to uncertainty since new sales have to be made to increase revenue.

We sell training or education projects and our customers generally sign on for one project at a time rather than multiple projects causing uncertainty in our revenue continuity. This uncertainty, if manifested with lower sales of new projects, could cause your investment value to decline or become worthless.

9)                  Question

We note your disclosure on page 15. Include a risk factor that you may be deemed to be a Passive Foreign Investment Company in the current taxable year or in the foreseeable future.

Answer (page 6)

We have added the following risk factor related to the possibility of being deemed a Passive Foreign Investment Company.

We may be deemed to be a Passive Foreign Investment Company in the current taxable year or sometime in the foreseeable future.

A passive foreign investment company (PFIC) where at least 75% of the corporation's income is considered "passive", which is based on investments rather than standard operations or at least 50% of the company's assets are investments that produce interest, dividends and/or capital gains. Currently, virtually all our income is from operations and not from "passive" sources so we would not fall into the category of a PFIC. However, if at sometime in the future most of our income is derived from "passive" sources, we could be deemed to be a PFIC which would subject us to complicated and strict tax guidelines and most investors in PFICs must pay income tax on all distributions and appreciated share values, regardless of whether capital gains tax rates would normally apply. Depending on the individual investor's situation, being classified as a PFIC could have an adverse impact on their tax situation.

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Although we believe the funds we raise in this offering will allow us to generate sufficient funds from operations… page 4

10)               Question

Please revise the risk factor to specifically discuss the amount of funding you will need in the next 12 months. Clearly explain the consequences of not raising the specified, minimum amount in this offering. We note you plan to increase your marketing efforts based on the proceeds from this offering.

Answer (page 4)

We expect that the funds we raise in this offering will take us to the point of a positive cash flow. However, if that does not turn out to be the case, our capital requirements could be more than our operating income. As of June 30, 2011, our cash balance was $101,363. We do not have sufficient cash to indefinitely sustain operating losses or minimal profits, but believe we can continue to generate positive cash flow within twelve months from the funds raised in this offering. Our potential profitability depends on our ability to generate and sustain substantially higher net sales with reasonable expense levels. We may not operate on a profitable basis or that cash flow from operations will be sufficient to pay our operating costs. We anticipate that the funds raised in this offering will be sufficient to fund our planned growth for the next 12 months after we close on the offering assuming we raise the minimum amount in this offering. We anticipate that we will need $26,000 over the next 12 months, provided our cash flows from operations remain breakeven. If we do not raise the minimum amount of this offering, $70,000, we will have begun our marketing programs, incurred fees related to these filings, begun to follow-up on sales leads and general administrative which is cash out-of-pocket without related revenue to cover. As disclosed in our financial statements our cash flows in 2009 were positive approximately $18,600 and negative in 2010 approximately $5,800 and through six months of 2011, positive approximately $75,400. If we had not begun this process we forecasted that our cash flows would be breakeven for 2011 and since we anticipate spending $26,000 in the next 12 months if we not raise the minimum then we will fund working capital through shareholder advances and if need be, bank loans.

Therefore, if we do not achieve profitability, we will need to raise additional capital to finance our operations. We have no current or proposed financing plans or arrangements other than this offering. We could seek additional financing through debt or equity offerings. Additional financing may not be available to us, or, if available, may be on terms unacceptable or unfavorable to us. If we need and cannot raise additional funds, further development of our business, upgrades in our technology, additions to our product lines may be delayed or postponed indefinitely; if this happens, the value of your investment could decline or become worthless.

Investors are not able to cancel their subscription agreements they sign… page 5

11)               Question

Revise this risk factor to also discuss that if the minimum amount of funding needed to be raised by the end of the offering period is not met, then all funds will be refunded promptly to those who subscribed to your shares. Note that we interpret “promptly” to mean the next business day or as soon as possible after the termination of the offering.

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Answer (page 5)

We note your comment and have amended the risk factor and have included that if the minimum offering amount is not met by the end of the offering period, all funds will be refunded promptly to those that subscribed to our shares.

Our audit report dated April 14, 2011, from our auditors discloses in Note 6 to the financial statements that there is substantial doubt as to our ability to continue as a going concern… page 6

12)               Question

We note your audit report is dated May 13, 2011 and Note 5 to the financial statements related to the substantial doubt as to your ability to continue as a going concern. Revise this risk factor to correct the inconsistencies. In addition, revise to discuss management’s plans going forward in order to continue operations.

Answer (page 6)

We note your comment and have emended the risk factor and to correct the inconsistencies. We have also added management’s plans going forward in order to continue operations.

The money we raise in this offering before the minimum amount is met will be held uncashed in a company safe … page 6

13)               Question

We note that you will hold the money raised in this offering before the minimum amount of $70,000 is met in a company safe. Tell us why you believe company creditors would not have access to this money. Additionally, revise to discuss the risks of not having an escrow account or any other agreement regarding the custody of any initial funds raised.

Answer (page 6)

Our belief that the funds held in our company safe are outside the reach of creditors is due to: (1) Until the checks are negotiated (deposited in our account) they are legally the funds of the Payor; and, (2) until cashed and deposited in our general account, they would not be assets of the Company and therefore would not be within reach of creditors. By not have an escrow agreement for the funds until the minimum is raised could put the funds at risk as the funds do not have the legal protection that escrow accounts / agreements have

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Description of Business, page 11

14)               Question

Explain your product development. Discuss how you tailor your products to your client’s needs. Describe the process of when a client initially consults you about a project to when the product or program is completed and ready for client use.

Answer (page 11)

Typically, the sales process involves five steps; (1) call on the prospect and sell the engagement, (2) determine the needs of the client through a needs assessment analysis, (3) identify the “gap” in the process and develop a learning module to mitigate this gap, (4) design a prototype of the learning module, (5) finalize the module and upon implementation provide on-going evaluation of the effectiveness of the module. We have amended accordingly.

15)               Question

Revise to disclose the principal markets in which you compete.

Answer (page 11)

We have emended our disclosure and added: Flint operates geographically within the Ontario, Canada region. To date, Flint has sourced a client base that has been sufficient to support current operations. Flint’s business model is such that it can be rolled out on a Canadian national basis. Industries served include both the public and private sectors. Within the public sector, this would be exclusive to the Ontario Provincial Government. Within the private sector, it includes consulting companies such as Deloitte Consulting, financial services firms and heath care related companies

16)               Question

Explain where the 50 years of collective experience in communications, change management and interactive media development comes from, considering your sole officer and director has only 20 years of experience in this field and your main operating subsidiary was incorporated in 2004.

Answer (page 11)

This was an error; it should be 20 years of collective experience. We have changed the disclosure.

17)               Question

Revise to discuss the wide-range of corporate subjects you focus your content development on.

Answer (page 11)

We have revised this disclosure and added: Flint focuses on multiple corporate processes and procedures. For example, Flint implements an enterprise application package which is a software evaluation module. Software development processes are a significant feature of Flint’s focus whereby Flint will develop a learning module that assesses the effectiveness of a software application. Additionally, relative to the public sector (government), Flint provides project management process modules that educate and evaluate management processes.

18)               Question

Revise to discuss the full-range of multi-media techniques your eLearning designs apply to.

Answer (page 11)

We have revised this disclosure and added: Flint leverages numerous media platforms in the delivery of its eLearning product. Techniques used include audio, visual, hands-on practical applications, animation, video and voice over. Each media platform can be tailored to the learning style of the participants. For example, when learning through an eLearning module, animation such as cartoons or sports related images can assist a participant in remembering or focusing on a specific topic, providing a point of reference for that topic. These techniques become self-help tools from a reference standpoint and a learning standpoint. For example, if there is a topic within the learning module that needs to be more fully explained and understood, the module can flag that topic with an image such as a football. By clicking on the football a learner can drill down and receive additional information that more fully explains the topic discussed.

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19)               Question

Discuss the self-help tools you supplement your learning modules with.

Answer (page 11)

We have revised this disclosure and added: As Generation Y moves into the work force, there is a greater need to develop tools that hold their interest. Generation Y-ers are less inclined to sit down for hours and listen/learn a subject. eLearning modules provide an overview of a specific topic on one page. Participants can then drill down on specific topics at their speed and according to their interest level. This targeted focused learning application holds the learner’s attention long enough to assist them in identifying information useful to them in their respective responsibilities.

20)               Question

Revise to identify the types of institutions in both the public and private sector you focus your programs on.

Answer (page 12)

We have revised this disclosure and added: The public sector is specific to the Ontario Provincial Government. The private sector includes consulting companies such as Deloitte Consulting, financial services firms and heath care related companies.

21)               Question

Explain the significance of being a “Vendor of Record” with the Ontario Provincial Government in Canada. Additionally, describe the process of becoming a “Vendor of Record”.

Answer (page 12)

“Vendor of Record” (VOR) means a potential client has pre-approved Flint as a partner. This means the client is familiar with Flint, that Flint is in good standing and has demonstrated the ability to provide the services required under a Proposal for Services contract. This allows a client to evaluate Flint on the merits of the project and whether Flint is the best fit for the project without having to perform a due diligence analysis on Flint as a service provider. To become a VOR a company must apply, and go through an evaluation process to ensure that the company is a fit for the scope of the projects – it is in essence a pre-approval process. By doing this Flint competes against other VOR’s for ‘better’ engagements (maybe 2-4 other companies) versus being in a general contractor pool for the next tier of projects.

22)               Question

Describe the custom designs that won awards in both the public and private sector. Additionally, describe what awards you won based on these custom designs.

Answer

In the public arena, Flint developed Gateway Review, a government oriented learning program for which Flint was awarded a Merit Award and then was nominated for an additional award by the Ontario Provincial Government.

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In the private sector, Zenworth, a venture capital firm, contracted FLINT and our programs were imbedded in Zenworth’s product. From this product Zenworth developed a fund for green energy for which they won an award of which Flint shared in.

Dependence On One or a Few Customers, page 12

23)               Question

Confirm the customers listed in order of sales revenue are for fiscal years 2010 and 2009, rather than 2009 and 2008. If so, revise your disclosure accordingly.

Answer (page 12)

We note your comment and have amended our disclosure to accurately reflect the 2010 and 2009 customers. We also included the applicable 2011 customers.

Qualifications, page 12

24)               Question

Explain the significance of this disclosure.

Answer (page 12)

This disclosure is important to prospective investors to relate the fact that the management of the company is experienced and the products offered have been developed for the benefit of the end user.

Future Indebtedness & Financing, page 13

25)               Question

Specifically describe how you intend to spend $28,000 of the offering funds, which you expect will directly raise revenues. Discuss how much of an increase in revenues you expect based on your intended spending plan and discuss whether you anticipate having to initiate similar-type spending plans in the future in order to generate revenues.

Answer (page 14)

As referenced in the Use of Proceeds, we intend to spend $3,000 on marketing and promotions and $25,000 on sales salaries and commissions: a total of $28,000. The marketing programs are mainly web-based and are banner and other ‘click-oriented’ advertisements. The sales salaries and commissions are based on one additional salesperson to follow-up leads generated from the marketing programs. We forecast that this additional spending will add approximately $30,000 of revenue in year one and $50,000 in year two and beyond. We forecast that each sales person should be able to generate $150,000 to $250,000 of revenue per year which means we only initiate this type of spending plan after the new salesperson has reach peak performance. Please note, we will continue to spend on marketing programs to generate leads.

Public Information, page 13

26)               Question

Explain the significance of this disclosure.

Answer (page 14)

We have removed this disclosure since it really has no significance to this filing.

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Taxation, page 14

27)               Question

It appears that the question of whether Flint Management, LLC is owned by the company is a legal question and is determinative as to whether there will be adverse tax consequences to investors. As a result, you should include a tax opinion of U.S. tax council as to this question as an exhibit to the registration statement. We note that the tax opinion that you currently included (incorrectly field as exhibit 5.2 rather than 8.1) only opines on the accuracy of the summary in the prospectus not as to the material tax consequences.

Answer (exhibit 8.1)

We have included a tax opinion as to whether there will be adverse tax consequences to investors and have filed it as exhibit 8.1.

28)               Question

There is an incorrect reference to being approved for listing on the NASDAQ Bulletin Board on page 16. Please clarify that you initially will attempt to secure a market maker to apply for quotation of your securities on the Bulletin Board.

Answer (page 18)

We have deleted the designation NASDAQ and referenced our intent to list on the Bulletin Board

Management’s Discussion and Analysis, page 18

Liquidity, page F-18

29)               Question

Revise your disclosure to provide discussion related to the net cash used in investing activities, net cash used from operating activities and net cash provided by financing activities for the past two fiscal years. Please discuss any known trends, demands, events or uncertainties that are reasonably likely to have material effects in the future.

Answer (page 19)

We note your comment and have expanded our discussion to include net cash in investing activities, net cash used from operating activities and net cash provided by financing activities, for the past two fiscal years. We have also included any known trends, demands, events or uncertainties that are reasonably likely to have any material effects in the future, which are none.

30)               Question

Expand to discuss how you have financed operations prior to this filing.

Answer (page 19)

We have expanded our discussion to include how we financed operations prior to this filing which was through stockholder advances.

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Revenue, page 19

31)               Question

Expand your disclosure to discuss how your revenues in 2010 were impacted favorably by foreign exchange. Provide disclosure related to the exchange rate between your reporting currency and the currency of your host country.

Answer (pages 20 & 21)

We note your comment and have expanded our disclosure to discuss how our revenues in 2010 were impacted favorably by foreign exchange. We have also included a similar discussion for the six months ended June 30, 2011.

32)               Question

Explain the increase in your revenues from 2009 to 2010 considering you had seven main projects in both years. Explain why the average engagement price was higher in 2010.

Answer (pages 21)

We have added in the disclosure an explanation for the increase in revenues from 2009 to 2010. 2010 saw higher average engagement prices as the two largest engagements in 2010 were larger in scope than the two largest in 2009 and generated increased revenue: $237,808 in 2010 versus $189,819 in 2009, an increase of $47,989.

The scope of an engagement is for the most part determined by the customer. The scope is dependent on the customer’s needs and their budgets available for consulting services.

Remuneration of Directors and Officers and Interest of Management and Others in Certain Transactions, page 20

33)               Question

Explain how the company differentiates between monies paid to Mr. Hiebert as remuneration and for consulting services.

Answer (page 23)

Mr. Hiebert has a salary for managing the business and these duties include, but are not limited to, general management and providing the services. The Company pays Mr. Hiebert consulting fees for sales generation. This distinction is so that he can easily differentiate sales & marketing versus general management expenses.

Consolidated Financial Statements

34)               Question

We note your disclosure of page 12 regarding major customers. Please provide the disclosure required by FASB ASC 28-10-50-42 in the footnotes.

Answer (pages F-9 & F-20)

We note your disclosure and have added the required disclosure, FASB ASC 28-10-50-42 in our footnotes to the consolidated financial statements. We have also included the disclosure in the 2011 interim statements.

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Notes to Consolidated Financial Statements

Note 4 – Income Taxes, page F-9

35)               Question

Please tell us how you have fully reserved the deferred tax benefit at December 31, 2010 and 2009.

Answer (pages F-8 and F18)

Further evaluation of current and future revenue streams have indicated that deferred taxes should not be reserved for.  The schedule in footnote 4 to both 6/30/2011 and 12/31/2010 financial statements has been updated consistent with the balance sheets and income statements for each year presented, respectively

Note 6 – Related Parties, page F-10

36)               Question

We note from your disclosures on page 12 that one of you major customers is a related party. In your next amendment, please disclose the related party transactions on the face of your financial statements as required by Rule 4-08(k) of regulation S-X. Also expand the related party footnote disclosure as required by FASB ASC 850-10-50.

Answer

We note your comment and apologize as this is an error in our disclosure as we had and have no related party sales. We have removed this wording from the filing.

Please call me if you need any further clarification on any of these answers.

Sincerely,

/s/ Russ Hiebert

Russ Hiebert

President

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